Kidde

02 MAY -6 AM 8:52

02028791

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear sir/madam

Kidde plc - SEC File No 82-5153

As required by Rule 12g 3-2(b), I attach update material made public during February and March 2002.

Yours faithfully

S C Hornbuckle
Assistant Secretary
Kidde plc

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Kidde plc
Mathisen Way
Poyle Road Colnbrook
Berkshire SL3 0HB UK

Tel +44 (0) 1753 689848
Fax +44 (0) 1753 682572
www.kidde.com

Registered office:
Mathisen Way Colnbrook
Slough Berkshire
SL3 0HB UK
Registered in England No:
4039127

02 MAY -6 AM 9:52

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LTD	73,458,673
BANKERS TRUST COMPANY	3,317,600
NORTHERN TRUST COMPANY	4,422,195
STATE STREET NOMINEES LTD	8,600,977
BANK OF NEW YORK, LONDON	24,680,270
HSBC BANK PLC, LONDON	112,000
ROYAL TRUST CORPORATION OF CANADA, LONDON	2,596,800
DEUTSCHE BANK AG, LONDON	476,638
CLYDESDALE BANK PLC, LONDON	7,386,826
	125,051,979

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

6 March 2002

12) Total holding following this notification
125,051,979

13) Total percentage holding of issued class following this notification

15.0930%

14) Any additional information

-

15) Name of contact and telephone number for queries

Steve Hornbuckle, Assistant Secretary, Kidde plc, 01753 766243

16) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle

Date of notification 7 March 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

02 MAY -5 AM 8:52

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

Putnam Investment Management, LLC and The Putnam Advisory Company, LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

None disclosed

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

15 March 2002

12) Total holding following this notification

25,069,068 shares

13) Total percentage holding of issued class following this notification

3.026%

14) Any additional information

-

15) Name of contact and telephone number for queries

Steve Hornbuckle, Assistant Secretary, Kidde plc, 01753 766243

16) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle, Assistant Secretary, Kidde plc

Date of notification 15 March 2002

02 MAY -6 AM 8:52

20 March 2002

Kidde plc

Preliminary results for the year ended 31 December 2001

Kidde plc ("Kidde"), the global fire and safety group, today announces its results for the year to 31 December 2001.

Highlights

- **Sales increased by 10% to £901m of which 3% was organic growth.**
- **Divisional profit (excluding associates) at similar level to 2000 at £108.6m.**
- **Operating cash flow equivalent to 135% of operating profit reduced net debt to £312m.**
- **Interest cover (excluding associates) improved from 2.9 times to 3.9 times.**
- **Basic EPS 5.2p, adjusted EPS 7.4p**
- **Final dividend proposed of 1.6p per share, up 6.7%. (Full year 2.4p)**
- **Year end order book level with previous year.**

Michael Harper, Kidde's Chief Executive, commented

"Our organic sales growth and operating cash flow performances were encouraging, particularly given the disruption to normal trading patterns caused by the uncertainties of the last quarter.

Looking ahead, whilst we do anticipate a temporary decline in the civil aerospace OEM market, we are optimistic that as the year advances, the attractive underlying growth characteristics of the various markets we serve will resurface. Accordingly we continue to invest in product and market development.

We have implemented several group wide initiatives to raise margins; we will benefit from operating cost savings, reduced reorganisation costs, working capital efficiencies, improved interest cover and a lower tax rate.

Recognising the uncertainty of current market conditions, these actions should enable us to make further progress in 2002."

Enquiries:
Finsbury + 44 (0)20 7251 3801
J Michael Harper – Chief Executive
John E Nicholas – Group Finance Director
Edward Orlebar (edward.orlebar@finsbury.com)
Melanie Gerlis (melanie.gerlis@finsbury.com)
A copy of this announcement is available at www.kidde.com

Chief Executive's summary of results

At the end of our first year of independent operation, I am pleased to report that our businesses have responded well to the challenges of the dramatic events of 2001 and delivered very creditable performances. Inevitably the consequences of September 11 had a considerable impact on our businesses. Over 55% of our revenue is generated in North America and we work in industries directly affected by the ongoing repercussions. However the fundamental strengths in our business have been evident and we started to see some signs of recovery towards the end of the year. In the medium term we expect that an enhanced awareness of the need for safety and security will drive further demand in our markets.

In our operations, we saw sales rise by 10% to £901.0m, of which 3% was organic growth. Divisional operating profit was virtually unchanged at £108.6m. Group operating profit reduced by 7% to £91.6m, principally due to increased reorganisation costs. Cash flow remained strong, with operating cash flow well in excess of operating profit and year end net debt was reduced to £312m. EPS were 7.4p on an adjusted basis and we are proposing a 6.7% increase in the final dividend to 1.6p per share, making 2.4p for the year and representing dividend cover of 3 times. Subject to shareholder approval at the AGM on 23 May 2002, the final dividend will be paid on 29 May 2002 to shareholders on the register on 3 May 2002.

The progress across most of our businesses evident in the first half was overshadowed by the effects of September 11; in particular the strong performance in our civil aerospace business was immediately impacted, especially as it related to the after-market. Nevertheless, we reacted quickly to the changed environment in order to minimise the impact on profitability and have adjusted our capacity and restructured our operations.

The specialist business of combustion controls benefited from the surge in investment in the power generation sector in North America and Asia and produced good growth.

In the Emerging Markets of South America, we completed the integration of Yanes, a portable extinguisher manufacturer with a significant share of the local automotive market and made good progress in developing our group business in the petrochemical sector. We scaled down our business in Argentina to match the local economic conditions while in Asia the performance improved, following the actions we had taken in 2000 to restructure our operations there.

The Residential & Commercial division was affected by reduced consumer spending in North America in September but subsequently recovered. Our efforts to restructure and focus on margin improvements and operating efficiencies have produced improved profitability in an otherwise flat year in terms of revenue. The X-It litigation resulted in a significant jury verdict, as announced, and subsequent hearings, but there has been no judgement yet. We remain confident that this verdict will be significantly reduced and all costs have been written off as they have been incurred. The marketing of our consumer safety range to new customers in USA and Europe has shown encouraging potential.

In the Industrial businesses of North America and Europe we made good progress in the petrochemical sector in all regions and took advantage of the demand for fire protection for North American power

generation equipment. The decline in demand from the telecommunications, data storage and Internet sectors affected all regions. This was partly offset by the sale of safety products and systems used in industrial buildings and processes, as well as marine and transport vehicles systems. Our fire and rescue vehicle business in France had a very solid year and the fire systems business in Italy performed well. In Scandinavia the detection and alarms market was slow but we made good progress with fixed suppression systems and saw growth in the service side of the businesses.

We have intensified our restructuring and implemented wide-ranging efficiencies in all divisions to help us protect our margins, providing £8m for reorganisations, acquisition integrations and exceptional items. This included reducing staff numbers by 5% as previously announced. We have made good progress and we expect to save £7m a year by 2003.

During the year, we made infill acquisitions costing a total of £30m, continuing our strategy of developing our distribution network and market reach. In the UK, our acquisition of Fire Protection Services was completed successfully and made a significant contribution to our second half performance. Vijay Industries and Projects Limited in India was acquired along with its associate companies and will be integrated into our Asia Pacific structure. We are continuing with our in-fill acquisition programme and are alert to opportunities for future portfolio adjustments.

As expected, the contribution from Associated companies reduced significantly, principally due to increased reorganisation costs and interest charges at Baxi. We have adopted a new format profit and loss statement to show separately the contribution from these activities.

An important task during the first year as an independent company has been to establish a strong team to manage aspects such as finance, treasury, risk, investor relations, pensions, business development and IT. We are delighted with the progress made on this front.

With Corporate Social Responsibility assuming greater importance in the minds of Government and Investor Authorities, we have audited our position on this during the year. There are many good things to say about our present practices - and also areas for further improvement. We will report on our present practices and progress in our Annual Report.

I would like to thank our staff for their commitment and dedication in the face of challenging conditions. Our team responded admirably to changes, taking on new roles and responsibilities and working together for the success of our company.

Group outlook

Despite difficult conditions, we have started the new year with an order book at the same level as the opening position for 2001. There are continuing opportunities in the petrochemical sector although the growth in the power generation market in North America is slowing. The Halon replacement opportunity remains a focus, particularly in Europe. However, it is a changing market place as new gaseous suppressants and suppliers enter the market.

We are optimistic that our work to reduce costs and improve margins will make an important contribution in 2002. This, together with the diverse nature of the markets we serve and the attractive underlying growth characteristics should enable us to deal with the currently uncertain market conditions and compensate for the short term pressure in our aerospace business.

The Group is well positioned to benefit from the improved financial arrangements, lower reorganisation costs and a profit contribution from Associates, contributing to further progress in 2002.

Consolidated Profit and Loss Account - Pro forma
(2000 - Kidde continuing operations only)

	Year ended 31 December 2001			Year ended 31 December 2000		
	Kidde – excluding associates	Associated companies	Total	Kidde – excluding associates	Associated companies	Total
	£m	£m	£m	£m	£m	£m
Turnover	901.0	-	901.0	821.3	-	821.3
Divisional profit	108.6	-	108.6	108.3	-	108.3
Operating exceptional items	(4.6)	-	(4.6)	(0.2)	-	(0.2)
Acquisition reorganisation costs	(3.7)	-	(3.7)	(4.0)	-	(4.0)
Goodwill amortisation	(8.7)	-	(8.7)	(5.5)	-	(5.5)
Operating profit	91.6	-	91.6	98.6	-	98.6
Share of operating profit of associated companies	-	13.4	13.4	-	8.8	8.8
Share of exceptional profit (loss) in associated companies	-	(3.4)	(3.4)	-	2.8	2.8
Profit before interest and tax	91.6	10.0	101.6	98.6	11.6	110.2
Interest payable less receivable	(23.2)	(11.3)	(34.5)	(33.8)	(4.3)	(38.1)
Profit (loss) on ordinary activities before tax	68.4	(1.3)	67.1	64.8	7.3	72.1
Tax on profit (loss) on ordinary activities	(21.7)	(2.2)	(23.9)	(26.4)	(1.8)	(28.2)
Profit (loss) on ordinary activities after tax	46.7	(3.5)	43.2	38.4	5.5	43.9
Dividend	(19.9)	-	(19.9)	(12.4)	-	(12.4)
Retained profit (loss)	26.8	(3.5)	23.3	26.0	5.5	31.5

Consolidated Operating Cash Flow Statement - Pro forma
(2000 - Kidde continuing operations only)

	Year ended 31 December 2001	Year ended 31 December 2000
	£m	£m
Operating profit	91.6	98.6
Acquisition reorganisation costs charged	3.7	4.0
Depreciation and amortisation	26.6	20.9
(Profit) loss on sale of fixed assets	(0.7)	1.2
Change in working capital	3.3	(16.4)
Other items	5.2	3.6
	129.7	111.9
Acquisition reorganisation spend	(1.2)	(5.0)
Other provisions spend	(4.8)	(3.5)
Net cash inflow from operating activities	123.7	103.4

Aerospace, Specialist and Emerging Markets

Divisional sales grew by 13% to £248.9m and profit increased by over 6% to £60.3m, despite extremely challenging conditions in the last quarter. Our civil aerospace business was adversely affected by lower after market sales in the last quarter, whereas OEM demand which remained steady is anticipated to fall to lower levels in 2002, reflecting reduced build programmes. The specialist business in combustion control grew well in the year as investment in power generation continued at high levels throughout the year. In South America we had to reduce the size of our operation in Argentina, while in Brazil the integration of Yanes boosted further development of our broadly based business. The Asian operations improved with good advances in Australia and China.

September 11 had a dramatic effect on our markets in what was otherwise a successful year, with record sales and profits in our aerospace companies. There was an immediate decline of 25% to 30% in after market business, which has subsequently recovered to be approximately 15% down on pre September levels. The OEM business levels were steady in 2001 but we expect an average decline of 25% in 2002, with all major OEM's reducing forecast build programmes. We have responded quickly to the changes and initiated a restructuring programme in our Aerospace businesses, which we will complete in the first quarter. The sales of Kidde retrofit kits remained significant as Canada and Australia introduced the requirement for Class D upgrades. The regional and business jet market has been solid, with notable new business from Dornier and selection by Dassault for the 7X business jet. The military aircraft business was also steady, with new successes for fire extinguishing on the F-18 programme. Initial deliveries were made to the F-22 Raptor programme.

Our vehicle fire protection business experienced some significant wins this year, including the first orders for crew bay and engine protection systems on the US military's new Interim Armoured Vehicle programme. We also had success in selling advanced fire protection systems in the US bus industry as many local authorities convert to LPG fuel for the vehicles.

We have made good progress with the military bridging contracts won in 2000, for which there are further market opportunities. During the year, we delivered the first two bridges for the Dry Support Bridge project to the US Government and the first Air Portable Ferry Bridge set to the UK Ministry of Defence.

The power generation sector was strong and new power station programmes in US and Asia drove growth in orders in our specialist Combustion Control business up by 15%. Demand in the industrial heating sector remained steady and the introduction of new products is helping to expand this business.

Having completed the integration of Yanes into our Brazilian operation we now have a good spread of products made locally and supplemented by imported Kidde products, positioning the business to serve a wide range of fire protection needs. We are also exporting Brazilian manufactured hose products to other companies in the group, expanding our world-wide offering. Argentina experienced a difficult year because of the economic collapse and we have reduced the operation accordingly.

Progress was made in Asia and the improving economic conditions in this region are fuelling demand for our products across many applications. Restructuring in China and Australia improved operating performance and business in Thailand was stronger.

Outlook

We have adjusted our aerospace business and forecasts in line with the industry estimates and anticipate a decline in sales and margins during 2002, but remain optimistic that the industry will recover in the medium term. We expect power generation growth to slow over the next year but still have a good order book. The industrial heating market is expected to be steady. We will continue to assess the situation in Argentina and focus on our stronger South American markets. In Asia there are good prospects in many countries and we expect to see further growth in our business in the region.

Residential and Commercial

Despite a short-term drop in sales in September and October, the division saw sales increase by 4% in 2001 to £139.3m. Profit increased by 14% at £12.1m as margin improvements were made. During the year a new management team was put in place. The division was impacted by the costs of the X-It litigation and although it is not yet resolved, we continue to be confident that the jury award will either be overturned or very significantly reduced. The costs incurred in 2001 were £2.6m.

In a flat consumer market in North America, we grew our share by developing stronger positions with the major retailers and building partnerships for the future. The construction market sector served by wholesalers remains an important channel and we saw good growth here. The development of the business outside North America remained a focus and good progress was made, particularly in Europe, where we achieved the number 1 position in the home safety retail category in the UK.

Throughout our business we are working to improve profitability and we achieved significant improvements through supply chain management as well as overhead savings through structural re-organisation. We also improved the product mix through the introduction of new products. The recovery from a significant drop in consumer spending immediately after September 11 was rapid and we continue to benefit from rising safety awareness and the extension of regulations demanding the installation of home safety products such as Carbon Monoxide detectors.

Our operations in Hong Kong and China made further progress in the year, adding to margin improvement and new product introductions, whilst winning further awards for contributing to local business and the community.

Outlook

In a market that is far from mature, we have considerable potential for growth. Our strategy to achieve this is to set new standards of service and refine our product mix and marketing focus. The headway we made in 2001 has given us a firm structure for developing sales. We have new and future planned programmes at major US retailers, including Home Depot, Lowes, Sears and Wal-Mart and we believe we can extend these into some European markets, as we gain further local agency approvals.

Spending on home safety remains solid and will further drive our business. We will continue to seek out cost-efficiencies and opportunities to increase our profits. With a clear and focused marketing programme designed to increase demand and brand awareness, we believe our business is well positioned to take advantage of these opportunities and look forward to a strong year.

North American Fire Protection

Aggregate sales increased by 4% to £234.4m with a disappointing second half in uncertain conditions and a marked downturn in the telecommunication and automotive sectors. This was partly offset by strong growth in the petrochemical and power generation sectors. Profits fell by over 11% to £23.7m due to reduced volumes and margin levels.

We experienced tough conditions from the start of the year, as the US economy slowed significantly. The downturn in the telecommunication and data storage sectors, both of which had invested heavily in safety during 2000, was a considerable setback. Commercial and industrial construction was also in decline for much of the year and the growth was therefore modest. Fire fighting markets were challenging. The attacks on September 11 intensified these trends and second half trading was impacted. Short-term orders were soft and some major projects were deferred to 2002. However, our diversity and distribution network helped offset some of these weaknesses.

We achieved a strong performance in growth areas such as the petrochemical and power generation industries, where oil and gas extraction and pipeline protection were particularly robust. In the industrial market, Badger increased market share substantially, largely due to the launch of a new dual product line and initiatives to improve customer satisfaction and international business. Other solid areas were pre-engineered systems, where sales advanced, and gas and temperature controls, where profits remained steady. We are taking advantage of increased demand in all these growth areas through product development and marketing. This underpins our stated intention to strengthen our comprehensive independent distribution network as we use the quality and strength of our brands to expand into new geographical markets.

In Mexico we completed the formation of Kidde de Mexico by the integration of IFSA and FSI - Mexicana, which involved a move to improved facilities in Mexico City. FSI Houston is being integrated into Detector Electronics, retaining a strong presence in the important Houston location, to support our petrochemical, oil and gas customers. Our owned distribution network in North America was hit by the downturn in the American economy and in particular telecommunications. Our activity in New York State and the North West have been restructured under one management and are well placed to benefit from the economic recovery and to continue to support important international customers in these territories.

Outlook

We are continuing to focus on operating efficiency and to target strong growth sectors. The investment in product development is directed at maintaining our leading position in sectors such as petrochemical facilities protection and fixed suppression systems for high risk, high hazard applications where our brands are highly regarded. The growth in the ISP, data storage and telecommunications business continues at lower levels and we still see steady investment in fire protection systems globally. The Halon replacement market is continuing to develop and this is bringing change, as the clean agent gas manufacturers introduce new variants and alternatives.

The anticipated recovery of the North American economy and the continued strength of the oil, gas and petrochemical sectors should enable us to utilise our strong product offering and distribution base so as to generate improved returns from our more efficient operations in the coming year.

European Fire Protection

Full year sales grew by 15% to £278.4m, mainly driven by acquisitions. Profits were £12.5m, down from £14.3m in 2000 and underlying margins fell. The division saw a good underlying performance in the UK, Italy and Denmark offset by flat demand in France, Germany and Norway.

The division has made progress towards becoming an integrated business, operating more efficiently throughout Europe. Our growth in sales was achieved despite a general decline in confidence and lower demand in telecommunications and data storage applications. We saw particularly good growth in products sold into industrial applications, power generation, marine, transport and petrochemical markets, which all contributed to the top line growth. Sales into fire brigades grew as we increased market share in foam products.

The impact of September 11 compounded the effects of the economic downturn, disrupting exports, depressing off-shore and marine markets and diverting military funds temporarily from some German vehicle projects. Although confidence is recovering, this environment makes it essential to be a cost effective and integrated business. We are working to rationalise and integrate our 22 companies in 13 countries to achieve this and have supported our progress with a new management structure. The successful acquisition of Fire Protection Services made a good contribution to sales. The acquisition was also key in the formation of our new integrated UK business – Kidde Fire Protection Services, which has enabled us to reduce overheads and increase margins. Spain is also benefiting from rationalisation programmes and similar work is being done in Norway and Sweden. The Kidde Italia business is being concentrated on one site in Milan and a determined focus on customer support has produced good results. Our French fire fighting vehicles did well in international markets.

Product development continues to be important to our strategy. During the year we introduced variants of our FM-200 and Argonite suppression systems in anticipation of the Halon phase-out requirements in Europe and new fire fighting foams. Advances in our detection and alarm products were also achieved.

<u>Outlook</u>

Prospects for our European business suggest some improvement as the year progresses. Our rationalisation programme is being rapidly progressed and we expect increasing benefits from projects in the UK, Italy, Spain and Scandinavia. Halon replacement legislation will have a positive effect on demand and we have a full product range to meet the market needs. We also expect to enter into a joint venture in a Halon destruction company utilising environmentally friendly technology which will enable us to offer a more complete service to our customers as the comply with the legislation.

Corporate issues

Much attention has been focused during the year on addressing unacceptable margin levels, particularly in the Residential & Commercial and European Fire Protection Divisions. The work was accelerated and broadened in the last quarter in response to the changed market conditions. Reorganisation costs, including acquisition integration costs, have totalled £8.3m and been recognised in the year. We are already seeing the initial results of this work with improved margins in the Residential & Commercial Division and in the UK fire protection business. We remain on schedule to achieve the £7m pa expected benefit by 2003.

Our associate company in the UK, Baxi, also undertook a significant restructuring exercise during the year, combining the operations of Newmond and Baxi, following their merger in late 2000. Total costs of this work amounted to £16m; Kidde's accounts recognise 25% of this. Baxi also continued the process of disposing of non-core activities incurring a loss on disposal. Underlying operating profit from Associates increased from £8.8m in 2000 to £17.4m in 2001

Following demerger much work was necessary to implement efficient tax and treasury arrangements. As a consequence of this work and the lower interest rates prevailing during 2001, Kidde interest costs (excluding associates) reduced to £23.2m, interest cover improved to 3.9 times and net debt reduced by £5m to £312m. This debt reduction was achieved despite investing £30m in acquisitions and £18m associated with reorganisation, demerger and disposals. Further work is planned for 2002 including refinancing a portion of the Group's short-term debt with longer maturity facilities.

The Group average tax rate has been reduced to 31.5% with a part year benefit being realised in 2001.

The Group is adopting the transitional implementation of FRS 17 and accordingly reports the actuarial results of defined benefit pension plan reviews in the UK and USA. Under the standard the aggregate deficit at the year end amounted to £20m. Both plans hold investments in equities and bonds and, based on actuarial advice, the Group does not expect to increase the level of pension contributions.

Consolidated Profit and Loss Account

for the year ended 31 December 2001

	Kidde - excluding associates	Associated Companies	2001 Total	Kidde - excluding associates	Associated companies	2000 Total
	£m	£m	£m	£m	£m	£m
Turnover						
Continuing operations before acquisitions	882.3	-	882.3	821.3	-	821.3
Acquisitions	18.7	-	18.7	-	-	-
Continuing Operations	901.0	-	901.0	821.3	-	821.3
Discontinued operations	-	-	-	291.4	-	291.4
	901.0	-	901.0	1,112.7	-	1,112.7
Divisional profit	108.6	-	108.6	108.3	-	108.3
Operating exceptional items	(4.6)	-	(4.6)	(0.2)	-	(0.2)
Acquisition reorganisation costs	(3.7)	-	(3.7)	(4.0)	-	(4.0)
Goodwill amortisation	(8.7)	-	(8.7)	(5.5)	-	(5.5)
Operating profit - continuing operations	91.6	-	91.6	98.6	-	98.6
Continuing operations before acquisitions	90.9	-	90.9	98.6	-	98.6
Acquisitions	0.7	-	0.7	-	-	-
Operating profit - discontinued operations	-	-	-	30.1	-	30.1
Operating Profit	91.6	-	91.6	128.7	-	128.7
Share of operating profit of associated companies	-	13.4	13.4	-	8.8	8.8
Demerger costs	-	-	-	(30.9)	-	(30.9)
Profit on disposal of subsidiaries	-	-	-	86.4	-	86.4
Share of exceptional profit (loss) in associated companies	-	(3.4)	(3.4)	-	2.8	2.8
Profit before interest and tax	91.6	10.0	101.6	184.2	11.6	195.8
Interest payable less receivable	(23.2)	(11.3)	(34.5)	(67.4)	(4.3)	(71.7)
Profit (loss) on ordinary activities before tax	68.4	(1.3)	67.1	116.8	7.3	124.1
Tax on profit (loss) on ordinary activities	(21.7)	(2.2)	(23.9)	(125.0)	(1.8)	(126.8)
Profit (loss) on ordinary activities after tax	46.7	(3.5)	43.2	(8.2)	5.5	(2.7)
Dividends:						
Payable to Kidde plc equity shareholders	(19.9)	-	(19.9)	(12.4)	-	(12.4)
Paid to former fellow subsidiary companies prior to demerger	-	-	-	(4.6)	-	(4.6)
Retained profit (loss)	26.8	(3.5)	23.3	(25.2)	5.5	(19.7)
Earnings per share (p)						
Basic			5.2			(0.9)
Adjusted			7.4			5.7
Diluted			5.2			(0.9)

Consolidated Balance Sheet
at 31 December 2001

	2001 Total £m	2000 Total £m
Fixed assets		
Intangible assets - goodwill	**121.9**	110.1
Tangible assets	**108.2**	117.7
Investments:		
Associated companies	**13.6**	11.0
Other	**18.1**	17.7
	261.8	256.5
Current assets		
Stocks	**151.8**	157.3
Debtors:		
Falling due within one year	**198.8**	208.2
Falling due after more than one year	**3.8**	0.7
	202.6	208.9
Short-term deposits	**0.5**	1.6
Cash	**18.0**	42.5
	372.9	410.3
Creditors: amounts falling due within one year		
Creditors	**(208.9)**	(243.6)
Short-term borrowings	**(27.5)**	(15.4)
	(236.4)	(259.0)
Net current assets	**136.5**	151.3
Total assets less current liabilities	**398.3**	407.8
Creditors: amounts falling due after more than one year		
Long-term creditors	**(12.5)**	(5.4)
Long-term borrowings	**(303.4)**	(345.7)
	(315.9)	(351.1)
Provisions for liabilities and charges	**(50.9)**	(50.3)
Net assets	**31.5**	6.4
Capital and reserves		
Share capital	**82.9**	82.9
Revaluation reserve	**-**	1.0
Profit and loss account	**(51.6)**	(77.5)
Total equity shareholders' funds	**31.3**	6.4
Minority interest	**0.2**	-
	31.5	6.4

Consolidated Cash Flow Statement
for the year ended 31 December 2001

	2001 £m	2000 £m
Net cash inflow from operating activities	**123.7**	103.6
Demerger costs	**(2.3)**	(26.7)
	121.4	76.9
Returns on investments and servicing of finance		
Interest received	**0.7**	6.6
Interest paid	**(23.2)**	(77.0)
	(22.5)	(70.4)
Tax paid		
Non-operating exceptional items	**-**	(99.2)
Other tax	**(19.7)**	(29.9)
	(19.7)	(129.1)
Capital expenditure and financial investment		
Purchase of fixed asset investments	**-**	(17.2)
Purchase of tangible fixed assets	**(15.9)**	(25.3)
Sale of tangible fixed assets	**4.1**	3.4
	(11.8)	(39.1)
Acquisitions and disposals		
Purchase of subsidiary companies	**(14.6)**	(18.1)
Sale of subsidiary companies	**2.6**	588.9
Payment to Assa Abloy on Yale disposal	**(15.0)**	-
	(27.0)	570.8
Dividends		
Equity dividends paid to Kidde plc shareholders	**(19.0)**	-
Dividends paid to former fellow subsidiary companies prior to demerger	**-**	(4.6)
	(19.0)	(4.6)
Net cash flow before management of liquid resources and financing	**21.4**	404.5
Management of liquid resources		
Movement in short-term deposits	**1.1**	(1.3)
Financing		
Movement in other loans and finance leases	**(56.8)**	93.2
Movement in loans with former fellow subsidiary companies	**-**	(487.0)
	(56.8)	(393.8)
Movement in cash	**(34.3)**	9.4

Statement of Total Recognised Gains and Losses
For the year ended 31 December 2001

	Notes	**2001 £m**	2000 £m
Profit (loss) for the year:			
Excluding associated companies		**46.7**	(8.2)
Associated companies		**(3.5)**	5.5
		43.2	(2.7)
Exchange adjustments on foreign currency net investments (including tax of £4.9m, 2000 £2.8m)		**(3.4)**	(70.2)
Total recognised gains (losses) for the year		**39.8**	**(72.9)**

The reported profit (loss) for the year is not materially different from the profit (loss) on an unmodified historical cost basis.

Reconciliation of Movements in Shareholders' Funds
For the year ended 31 December 2001

	2001 £m	2000 £m
Profit (loss) for the year	**43.2**	(2.7)
Dividends	**(19.9)**	(17.0)
Exchange adjustments on foreign currency net investments	**(3.4)**	(70.2)
Goodwill on disposals (including associated companies)	**5.0**	308.5
Impact of demerger transactions	**-**	125.3
	24.9	343.9
Opening shareholders' funds (deficit)	**6.4**	(337.5)
Closing shareholders' funds	**31.3**	6.4

Basis of preparation

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets and in accordance with applicable UK accounting standards. The accounting policies have been applied consistently throughout the period.

Kidde plc acquired its investments on the demerger from Williams PLC on 13 November 2000 under a scheme of arrangement. Merger accounting principles were adopted in 2000 in the preparation of the results, as if the Group had legally existed throughout the whole of the 2000 financial year.

The preliminary results were approved by the Board of Directors on 19 March 2002. The financial information contained in this announcement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2000, together with an unqualified auditors' report thereon have been delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 2001 have not yet been delivered to the Registrar of Companies, however, the Annual Review for 2001 will be delivered to all shareholders in the week commencing 22 April 2002 and will be filed with the Registrar of Companies, together with the Annual Report for 2001 with an unqualified auditors' report thereon, following the Annual General Meeting. Copies will be available on the Company's web site at www.kidde.com and on request from the Company Secretary, Kidde plc, Mathisen Way, Colnbrook, Slough, Berks, SL3 0HB.

Business analysis

	2001			2000		
	Turnover £m	**Profit £m**	**Net Operating assets £m**	Turnover £m	Profit £m	Net operating assets £m
By activity						
Aerospace, Specialist & Emerging Markets	**248.9**	**60.3**	**124.5**	220.9	56.6	128.0
Residential & Commercial	**139.3**	**12.1**	**36.9**	133.7	10.6	42.8
North American Fire Protection	**234.4**	**23.7**	**84.0**	225.5	26.8	75.4
European Fire Protection	**278.4**	**12.5**	**159.5**	241.2	14.3	151.1
	901.0	**108.6**	**404.9**	821.3	108.3	397.3
Operating exceptional items	**-**	**(4.6)**	**-**	-	(0.2)	-
Acquisition reorganisation costs	**-**	**(3.7)**	**-**	-	(4.0)	-
Goodwill amortisation	**-**	**(8.7)**	**-**	-	(5.5)	-
Continuing operations	**901.0**	**91.6**	**404.9**	821.3	98.6	397.3
Discontinued operations	**-**	**-**	**-**	291.4	30.1	-
	901.0	**91.6**	**404.9**	1,112.7	128.7	397.3
By geographical origin						
UK	**139.1**	**16.8**	**68.5**	110.4	19.5	58.6
Rest of Europe	**204.6**	**2.5**	**115.8**	187.4	5.2	123.1
North America	**508.5**	**63.8**	**169.6**	477.7	65.1	167.7
Australasia	**5.6**	**0.1**	**2.9**	5.4	0.5	2.6
Rest of the World	**43.2**	**8.4**	**48.1**	40.4	8.3	45.3
Continuing operations	**901.0**	**91.6**	**404.9**	821.3	98.6	397.3
Discontinued operations	**-**	**-**	**-**	291.4	30.1	-
	901.0	**91.6**	**404.9**	1,112.7	128.7	397.3

The above analysis of turnover shows the geographical segments by origin of products supplied. The turnover of continuing operations by geographical destination was: UK £74.3m (2000 £59.7m), Rest of Europe £190.0m (2000 £185.8m), North America £458.9m (2000 £467.1m), Australasia £10.8m (2000 £11.3m), Rest of the World £167.0m (2000 £97.4m).
The comparatives for 2000 have been restated for the movement of certain businesses between divisions.

Exceptional items

	2001 £m	2000 £m
Operating exceptional items		
Reorganisation costs	**(4.6)**	-
Contract losses in China	**-**	(0.2)
	(4.6)	(0.2)
Non-operating exceptional items		
Demerger costs	**-**	(30.9)
Profit on disposal of subsidiaries	**-**	86.4
Share of exceptional profit (loss) in associated companies	**(3.4)**	2.8
	(3.4)	58.3
	(8.0)	58.1

Exceptional items in 2001 comprise the rationalisation and reorganisation costs incurred in reducing the group's cost base. In addition, the Group's share of loss on disposal of subsidiaries by associated companies was £3.9m, after charging £5.0m of goodwill previously written off to reserves. This loss has been reduced by £0.5m as a result of the reduction in holding in Baxi Group Limited from 26.4% to 25.3%.

Exceptional items in 2000 comprised demerger costs, disposal of non-Kidde businesses prior to demerger and the Group's share of associated company exceptional gains on disposals.

Interest payable less receivable

	2001 £m	2000 £m
Interest payable		
Bank overdrafts and loans	**23.8**	20.9
Finance leases	**0.1**	-
Former fellow subsidiary companies	**-**	53.1
	23.9	74.0
Interest receivable		
External	**(0.7)**	(1.4)
Former fellow subsidiary companies	**-**	(5.2)
	(0.7)	(6.6)
	23.2	67.4
Share of associated companies' interest	**11.3**	4.3
Net interest payable	**34.5**	71.7

Tax

	2001 £m	2000 £m
UK corporation tax	**31.6**	6.2
Double tax relief	**(24.8)**	-
UK deferred tax	**1.6**	(0.2)
Overseas current tax	**18.9**	15.0
Overseas deferred tax	**(5.6)**	4.3
Tax on non-operating exceptional items:		
Current tax	**-**	105.2
Deferred tax	**-**	(5.5)
Kidde subsidiaries	**21.7**	125.0
Share of associated companies' tax	**2.2**	1.8
Total	**23.9**	126.8

Reconciliation of operating profit to net cash flow from operating activities

	2001 £m	2000 £m
Operating profit	**91.6**	128.7
Acquisition reorganisation costs charged	**3.7**	4.5
Depreciation and amortisation	**26.6**	28.2
(Profit) loss on disposal of fixed assets	**(0.7)**	-
Stock	**9.2**	(24.3)
Debtors	**14.1**	(51.8)
Creditors	**(20.0)**	23.9
Other items	**5.2**	4.5
	129.7	113.7
Acquisition reorganisation spend	**(1.2)**	(5.0)
Other provisions spend	**(4.8)**	(5.1)
Net cash inflow from operating activities	**123.7**	103.6

Movement in net debt

	Cash £m	Overdrafts £m	Short-term deposits £m	Loans and finance leases £m	2001 Total £m	2000 Total £m
Cash flow for the year	(24.4)	(9.9)	-	-	**(34.3)**	9.4
Cash flow from changes in deposits and loans	-	-	(1.1)	56.8	**55.7**	(91.9)
Changes in net debt arising from cash flows	(24.4)	(9.9)	(1.1)	56.8	**21.4**	(82.5)
Exchange adjustment	(0.1)	(0.2)	-	(1.4)	**(1.7)**	(21.4)
Loan notes issued as consideration	-	-	-	(11.0)	**(11.0)**	-
Loans in businesses acquired	-	-	-	(4.1)	**(4.1)**	(1.7)
Movement in net debt in the year	(24.5)	(10.1)	(1.1)	40.3	**4.6**	(105.6)
Opening net debt	42.5	(10.7)	1.6	(350.4)	**(317.0)**	(211.4)
Closing net debt	18.0	(20.8)	0.5	(310.1)	**(312.4)**	(317.0)

Contingent liabilities

On 17 August 2001, a jury assessed compensatory and punitive damages against a subsidiary of Kidde plc, Walter Kidde Portable Equipment, Inc., of $116.4m. The damages are in respect of a case alleging copyright infringement, breach of contract and related matters in relation to the design, manufacture and sale by Walter Kidde Portable Equipment, Inc. of a type of portable escape ladder and related packaging and artwork. This verdict has not yet been adopted by the court, and Walter Kidde Portable Equipment, Inc. has asked the court to set aside the verdict, or in the alternative, to reduce the verdict significantly. The outcome of this case remains uncertain and any excessively adverse judgement would be appealed. Any such appeal requires the posting of a bond up to 115% of the judgement amount. Due to the uncertainty, the directors consider it inappropriate to make a provision at this stage.